MATIV HOLDINGS, INC.
INSIDER TRADING POLICY
I.    INTRODUCTION
As a public company, with securities traded on the New York Stock Exchange (the “NYSE”), Mativ Holdings, Inc. (“Mativ” or the “Company”) is subject to federal and state securities laws, including Rule 10b-5 under the Securities and Exchange Act of 1934 (the “Exchange Act”), which prohibit the purchase or sale of securities of a company by persons aware of material non-public information about that company, or the disclosure of material non-public information about a company to other persons who then trade in its securities (referred to in this Policy together as “insider trading”). Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and are punished severely. Securities laws impose liability for violations not only on the individuals who trade in a company’s securities, but also on individuals who tip inside information to others who trade. Enforcement action could also be taken against Mativ itself and its “controlling persons” if they fail to take reasonable steps to prevent insider trading by Mativ personnel.
Mativ has adopted this Insider Trading Policy (the “Policy”) to prohibit insider trading in Mativ’s securities. The Policy is also intended to prevent the appearance of improper conduct on the part of anyone employed by or associated with Mativ relating to the insider trading laws.
As an officer or employee of Mativ, or a member of the Company’s Board of Directors (the “Board”), you are responsible for ensuring your compliance with federal and state insider trading laws and this Policy. The consequences of failure to do so can be severe. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a reputation and irreparably damage a career. Mativ’s reputation for integrity and ethical conduct has been built over many years, and we must all be diligent to protect that reputation.
II.    SCOPE OF POLICY
This Policy applies to all officers, directors, employees (including full-time, part-time or temporary employees) of Mativ and its subsidiaries and independent contractors or consultants who render services to Mativ and/or its subsidiaries and who receive, or are exposed to, material non-public information about Mativ (collectively, “Insiders”). This Policy also applies to family members who share an Insider’s household and certain entities affiliated with an Insider (e.g., trusts, estates, partnerships and corporations). Thus, a person will be an Insider from time to time as such person comes into possession of, or is exposed to, material non-public information about Mativ, even if not a member of the “Restricted Group” (defined in Part VI.A, below, and to whom certain additional trading restrictions always apply). Members of the Restricted Group are always deemed to be Insiders.
III.    STATEMENT OF POLICY
No Insider who is aware of material non-public information regarding Mativ may:
(a)    purchase, sell or otherwise trade in the Company’s securities (other than pursuant to an approved Trading Plan, see below);
(b)    gift Mativ’s securities;
(c)    engage in any other action to take advantage of that information; or

Mativ Holdings, Inc.
Insider Trading Policy

(d)    provide that information to others outside Mativ, including family and friends, also known as “tipping.”
In addition, no Insider who, in the course of working for Mativ, learns of material non-public information about a company with which Mativ does business, including a customer or supplier of Mativ, may trade in that company’s securities until the information becomes public or is no longer material.
If Insiders are aware of material non-public information, they must forego a transaction in the Company’s securities or the securities of another company with which Mativ does business even if:
    The transaction was planned before learning of the material non-public information;
    Money or a potential profit may be lost by not engaging in the transaction; or
    The transaction may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial reason).
The securities laws do not recognize such exceptions as valid.
A.    Transactions and Securities Covered by this Policy
This Policy applies to securities transactions, including those involving Mativ’s common stock, restricted stock, restricted stock units, options and warrants to purchase common stock, preferred stock, debt instruments, bonds, and any other debt or equity securities whether or not through gifting, 401(K) or other retirement account, as well as derivatives securities relating to Mativ’s securities, whether or not issued by Mativ, such as exchange-traded options.
B.    Disclosure of Information to Others
Mativ is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material non-public information. Mativ has established procedures for releasing material information in a manner that is designed to comply with all applicable reporting and disclosure requirements, including Regulation FD, thereby achieving broad public dissemination of information immediately upon release. The procedures govern the timing and nature of Mativ’s disclosure of material information to outsiders or the public and permit only specific Company spokespersons to discuss Mativ matters with the news media, securities analysts and investors. You should not disclose material non-public information to anyone outside Mativ, including family members, friends, vendors, or suppliers.
Consistent with the foregoing, all Insiders should be discrete with non-public information and not discuss it in public places where it can be overheard, such as elevators, restaurants, taxis and airplanes. If you participate in on-line forums, blogs, newsgroups, chat rooms or bulletin boards, never give the impression that you are speaking on behalf of Mativ unless you are authorized to do so.
These prohibitions do not, however, restrict necessary internal business communications with other employees on a “need to know” basis where you have a reason to expect that the other employee will not trade while in possession of the information. It is also recognized that it may be necessary to disclose non-public information to third parties, such as lenders, attorneys, independent accountants and other outside advisors. Such disclosure should be made in coordination with the Company’s legal department or otherwise pursuant to confidentiality agreements with such recipients.

Mativ Holdings, Inc.
Insider Trading Policy

C.    “Material” Information
Information about the Company is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to vote, buy, hold or sell securities or if there is a substantial likelihood that the disclosure of the information would significantly alter the total mix of information in the marketplace about the Company. For instance, if an investor would want to buy or sell securities based on the information, the information should be considered material. Both positive and negative information may be material.
Some examples (which are not all inclusive) of information that would be regarded as material are:
    Quarterly earnings results;
    Projections of future earnings or losses, or other earnings guidance, including confirmation of existing guidance;
    Other significant financial projections, strategic plans, forecasts or budgets, and any related asset impairment charges;
    A pending or proposed merger, significant restructuring, tender offer or joint venture;
    A pending or proposed acquisition or disposition of a significant asset;
    Events involving the Company’s equity securities, such as repurchases of common stock, a change in dividend policy, the declaration of a stock split, or an offering of additional securities;
    A change in key company personnel, including members of the Board or senior officers;
    A change in control of the Company;
    A borrowing outside the ordinary course or a significant change in the terms of existing borrowing arrangements;
    The gain or loss of a significant customer or supplier; News about a significant contract award or cancellation of an existing contract; A change in auditor or auditor notification that the Company may no longer rely on the auditor’s reports;
    Significant legal proceedings or regulatory matters, whether actual, pending or threatened;
    Major new products, discoveries or services or loss of any of these;
    Voluntary calls of debt or preferred stock issues; and
    Impending bankruptcy or the existence of severe liquidity problems.
There is no bright-line standard for determining materiality, but the critical test is whether a reasonable investor would consider the information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the price of the Company’s common stock, whether it is positive or negative, should be considered material. In general, any significant information or event outside the Company’s normal course of business should be considered carefully to determine if it is material information.

Mativ Holdings, Inc.
Insider Trading Policy

Materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. The best approach whenever you are unsure whether information is material is to refrain from trading in Company stock until after that information is made public or contact the Chief Legal Officer to discuss the situation.
D.    When Information is “Public”
If you are aware of material non-public information, you may not trade until the information has been disclosed broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information. As a general rule, Mativ does not consider information to be absorbed by the marketplace until two full trading days after the information is publicly released. If, for example, the Company were to make an announcement concerning earnings at 9:00 a.m. on a Monday, you should not trade in the Company’s securities before the market opens on Wednesday. If an announcement were made at 9:00 a.m. on a Friday, Tuesday would be the first eligible trading day.
E.    20-20 Hindsight
Remember, anyone looking closely at your securities transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how the Company, enforcement authorities and others might view the transaction in hindsight.
F.    Potential Sanctions
Individuals who trade on material non-public information or tip information to others to trade on material non-public information can be subject to an array of civil and criminal penalties and regulatory sanctions. Violations are taken seriously by the SEC, as well as the Department of Justice, the U.S. Attorney’s Offices and state Attorneys General. Potential repercussions include:
    Up to 20 years in jail;
    Criminal fines for individuals of up to U.S. $5,000,000, regardless of whether any profit at all was made;
    Disgorgement of profits gained or losses avoided and interest thereon;
    Civil penalties of up to three times the profit gained or loss avoided;
    Injunctions against future violations or cease and desist proceedings;
    Temporary or permanent bars from serving as a director or officer of a publicly traded company;
    Bars or suspensions from practicing before the SEC for certain professionals; and
    Civil liability in private lawsuits.
In addition to the potentially severe criminal and civil penalties for the violation of insider trading laws, violation of this Policy may result in the imposition of sanctions by the Company or any of its subsidiaries. Sanctions could include immediate dismissal or termination for cause from Mativ or any of its subsidiaries, as applicable.

Mativ Holdings, Inc.
Insider Trading Policy

G.    Section 16 and Other Reporting Requirements
All executive officers and directors of the Company who file reports under Section 16 of the Exchange Act (“Section 16 reporting persons”) must abide by applicable SEC rules and must report all transactions involving Mativ stock to the SEC on Forms 3, 4 or 5, as applicable. While Legal Department personnel, under the direction of the Chief Legal Officer, will assist in preparing and filing the required forms, the reporting person retains responsibility for his/her compliance with Section 16’s requirements. Section 16 reporting persons are required to notify Mativ’s Chief Legal Officer at least 48 hours in advance of any transaction in a Mativ security. Immediately following the completion of the transaction, the actual details of the trade must be transmitted to the Chief Legal Officer for the preparation of the appropriate Section 16 form (Form 3, 4 or 5), within two days of the trade, if applicable. Section 16 reporting persons should ensure that brokers handling sale transactions make all required Form 144 filings.
IV.    TRANSACTIONS UNDER COMPANY PLANS
A.    Stock Option Exercises
This Policy does not apply to the exercise of an employee stock option granted by Mativ to the employee where cash is paid for the exercise price of the option. The Policy does apply, however, to any sale of stock or swap in connection with the exercise of an option, including as part of a broker-assisted cashless exercise of an option, or any other market sale or swap credit for purpose of generating the cash or swap credit needed to pay the exercise price of an option. Since most employees typically use the cashless exercise or swaps approach for exercising Mativ options, they should not, as a practical matter, exercise an option at any time they possess material non-public information.
B.    MATIV 401(k) Plan
This Policy applies to transactions in the Company’s 401(k) Plan. The Policy does not apply to automatic periodic purchases of stock in the 401(k) Plan through payroll deduction. The Policy does apply, however, to voluntary elections you make involving the 401(k) Plan, including: (a) your initial election to enroll in the 401(k) Plan, if you will be making contributions that are used to buy Mativ stock; (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Mativ Stock Fund; or (c) an election to make an intra-plan transfer of an existing account balance into or out of the 401(k) Plan; none of which should be effected at a time when you possess material non-public information. Section 16 reporting persons are not permitted to purchase Mativ shares in the 401(k) Plan using the Automatic Periodic Purchase feature.
V.    SPECIAL AND PROHIBITED TRANSACTIONS
A.    Short Sales
Short sales are sales of securities which the seller does not own at the time the sell order is placed. Short sales would generally be interpreted by the market as an expectation by the seller that the securities will decline in value, and therefore that the seller has no confidence in Mativ or its short-term prospects. In addition, short sales by an Insider may reduce the seller’s incentive to improve Mativ’s performance. For these reasons, short sales of Mativ securities are prohibited. Short sales by Mativ Section 16 reporting persons would also violate Section 16(c) of the Exchange Act.
B.    Publicly Traded Options
A transaction in publicly traded options is, in effect, a bet on the short-term movement of the stock and therefore, if made by an Insider, creates the appearance that the trading is based on inside information.

Mativ Holdings, Inc.
Insider Trading Policy

Transactions in options also may focus the Insider’s attention on short-term performance at the expense of Mativ’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities based on Mativ’s securities on an exchange or in any other organized market are prohibited.
C.    Hedging Transactions
Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow an Insider to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as Mativ’s other shareholders. Each director and each Executive (as defined below) is prohibited from directly or indirectly hedging any of the Company’s equity securities. “Hedging” means any instrument or transaction, including put options and forward-sale contracts, through which a director or Executive offsets or reduces exposure to the risk of price fluctuations in the Company’s stock. In addition, Mativ strongly discourages all other Insiders from engaging in similar arrangements with respect to Mativ stock. Any Insider wishing to enter into such a transaction must first submit a request for approval to the Chief Legal Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction.
D.    Margin Accounts and Pledges
Securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale that occurs at a time when the pledger is aware of material non-public information may, under certain circumstances, result in unlawful insider trading. Each Board member and each Executive is prohibited from directly or indirectly pledging Mativ’s equity securities. “Pledging” means the intentional creation of any form of pledge, security interest, deposit, lien or other hypothecation, including the holding of shares in a margin account, that entitles a third party to foreclose against, or otherwise sell, any equity securities, whether with or without notice, consent, default or otherwise, but does not include either the involuntary imposition of liens, such as tax liens or liens arising from legal proceedings, or customary purchase and sale agreements, such as a Trading Plan.
All other Insiders are strongly discouraged from holding Mativ securities in a margin account or pledging Mativ securities as collateral for a loan.
For purposes of Sections V.C. and V D., an “Executive” means each individual who has earned or has a current opportunity to earn Mativ performance shares under the Restricted Stock Plan or the 2015 Long-Term Incentive Plan (collectively the “Stock Plans”), including but not limited to all of Mativ’s Named Executive Officers.
Any Insider who wishes to place Mativ securities in a margin account or pledge securities as collateral for a loan must submit a request for approval to the Chief Legal Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
E.    Limit Orders
A limit order is an order placed with a broker to buy or sell a security at a specific price or better. The broker will execute the trade only within the price restriction. For example, if the client places a limit order to sell stock at $33 when the price is $31, the trade will not be executed unless and until the stock price hits $33. Mativ prohibits placing limit orders on Company stock because the orders can result in an

Mativ Holdings, Inc.
Insider Trading Policy

automatic trade when the price is reached, regardless of whether the person placing the order possesses material non- public information at that time. If you feel you must use a limit order, it should be limited to trading in an open window or through the use of an approved Trading Plan.
F.    Short Swing Trades
All Section 16 reporting persons should be aware of “short swing” trading rules and avoid any “opposite way” trade of Mativ stock within a six-month period. In general cash exercises of options will not taint future sales, however, swaps and “sell to cover” transactions may taint future transactions. Any opposite way transaction (generally a sale) should be pre-cleared with the Chief Legal Officer prior to implementation.
VI.    PRE-CLEARANCE/WINDOW PROCEDURES
A.    Trading Window
An employee who is not a member of the Restricted Group (as defined below) and who does not possess any material non-public information about the Company may generally trade in Mativ securities, subject always to the prohibitions in Part V and to the event- specific trading restriction periods described below in Part VI.B
The “Restricted Group” is composed of the Company Directors, Executive Officers and certain other officers and employees of the Company with regular access to material, nonpublic information, whether or not they actually have such information at a given time. The Restricted Group shall be established and maintained by the Chief Legal Officer in consultation with the CEO and CFO and the list will be refreshed on a continuous basis. An employee who is not certain whether he or she is a member of the Restricted Group should consult the Chief Legal Officer for clarification.
Even when a member of the Restricted Group does not possess any material non-public information about the Company, transactions in Mativ securities are prohibited except during an open trading window period. Mativ has implemented certain trading restrictions it believes are necessary to avoid the appearance of improper trades and to protect the Company’s integrity and reputation in the investment community.
Mativ will permit Restricted Group members (and family members sharing the households of such persons) to trade in Mativ securities, subject to the pre-clearance procedures set forth below, only during a period beginning when the earnings for the previous quarter- or year-end become public as determined in Part III.D above ‘When Information is “Public”’ (i.e., two trading days after the information is released) and ending ten business days prior to the end of the quarter, except as may otherwise be required by applicable law. Even during a window period, trading is permitted only if no other material non-public information is in the individual’s possession at those times. Mativ’s fiscal quarters end on the last day of March, June, September and December and the quarterly earnings results for the quarters usually (but not always) are announced in May, August, November and February. These Company announcements of quarterly financial results may have a material effect on the market for Mativ’s securities. The Chief Legal Officer will generally notify the Company’s Restricted Group in advance as to the dates on which an upcoming Open Window opens and closes. However, the absence of notification from the Chief Legal Officer does not relieve any individual of the personal obligation to observe the trading restriction and pre-clearance requirements.

Mativ Holdings, Inc.
Insider Trading Policy

B.    Event-specific Trading Restriction Periods
From time-to-time, an event may occur, or be pending, that is material to Mativ and is known by only a few members of the Board or management. So long as the event or circumstance remains material and non-public, Directors, executive officers and such other persons as are designated by the Chief Legal Officer may not trade in the Company’s securities. The existence of an event-specific trading restriction period will not be announced to anyone other than those who are aware of the event giving rise to the restriction. Any person aware of the existence of an event-specific trading restriction period must not trade in Mativ securities and must not disclose the existence of the restriction period to any other person, for so long as the event or circumstance remains material and non-public. The failure of the Chief Legal Officer to designate a person as being subject to an event-specific trading restriction period will not relieve that person of the personal obligation not to trade while aware of material non-public information. Exceptions cannot be granted during an event-specific trading restriction period.
C.    Pre-Clearance Procedures
1.    Even when no restrictions apply to trading, no transactions in Mativ securities can be made by any member of the Restricted Group (or family members sharing their households) without the prior written approval (which may include email approval) of the Chief Legal Officer (or the Chief Financial Officer with respect to any request for pre-clearance submitted by the Chief Legal Officer). A copy of such approval shall be maintained in the records of the Legal Department and such approval shall be evidence of any waiver of the Notice Period (defined below). Other employees may trade during the Open Window without pre- clearance of their trades so long as they comply with this Policy, including not being subject to an event-specific restriction or otherwise not being in possession of any material non-public information.
2.    Requests for pre-clearance must be submitted in writing to the Chief Legal Officer at least two business days in advance of a proposed transaction (“Notice Period”). The Notice Period may be waived by the Chief Legal Officer, as applicable, if he or she is able to evaluate and determine the appropriateness of a proposed transaction under this Policy in fewer than two business days.
D.    Rule 10b5-1 Trading Plans
The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act of 1934) that provides an affirmative defense against violations of the insider trading laws for persons who entered into a contract, provided instructions, or adopted a written plan for a transaction in securities when not in possession of material, nonpublic information, even if it turns out that the person had such information (i.e. was an Insider) when the transaction is actually completed.
Accordingly, any employee wishing to trade (or whose family member wishes to trade) in Mativ securities are strongly encouraged to use a 10b5-1 trading plan to regulate their investment in Mativ securities. Specific details regarding entering into a 10b5-1 trading plan are available in the Company’s Policy on Rule 10b5-1 Trading Plans (the “10b5-1 Policy”).
An employee who desires to implement a Trading Plan under SEC Rule 10b5-1 must first pre-clear the plan with the Chief Legal Officer. The employee may enter into a Trading Plan only when he or she is not in possession of material non-public information and then only during an open trading window. Transactions made pursuant to a pre-cleared Trading Plan may be completed outside of a trading window and will not require further pre- clearance at the time of the transaction as long as the requirements of the 10b5-1 Policy are met.

Mativ Holdings, Inc.
Insider Trading Policy

VII.    POST-TERMINATION TRANSACTIONS
This Policy continues to apply to your transactions in Mativ securities even after you have terminated employment or service to Mativ. If you are aware of material non- public information when you terminate service with Mativ, you may not trade in Mativ’s securities until that information has become public or is no longer material. In all other respects, however, restrictions will cease to apply to your transactions in Mativ securities upon the expiration of any “trading restriction period” that is applicable to your transactions at the time of your termination of service.
VIII.    PERSONAL RESPONSIBILITY AND COMPANY ASSISTANCE
Questions about this Policy or its application to any proposed transaction should be directed to Mativ ’s Chief Legal Officer. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual. The Chief Legal Officer shall be responsible for the interpretation and administration of this Policy.

Mativ Holdings, Inc.
Insider Trading Policy